

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2011

<u>Via Facsimile</u>
Mr. Kevin C. Berryman
Chief Financial Officer
International Flavors & Fragrances, Inc.
521 West 57th Street
New York, N.Y. 10019-2960

    RE: International Flavors & Fragrances, Inc.
               Form 10-K for the Year Ended December 31, 2010
               Filed February 24, 2011
               Form 10-Q for the Period Ended March 31, 2011
               Filed May 10, 2011
               File No. 1-4858

Dear Mr. Berryman:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Rufus Decker

                      Rufus Decker
                      Accounting Branch Chief